The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

          Financial Adviser to China Petroleum & Chemical Corporation

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
          China International Capital Corporation (Hong Kong) Limited

                            CONNECTED TRANSACTIONS

-------------------------------------------------------------------------------
SPECIAL NOTICE

Sinopec Corp. and its Board confirm the truth, accuracy and completeness of the information contained in this announcement and collectively and individually accept full responsibility for any fraudulent representation, misrepresentation or material omission herein.

IMPORTANT NOTICE

The 5th meeting of the second session of the Board was held on 29 December 2003 at which the Asset Acquisition Agreements entered into between Sinopec Corp. and Sinopec Group Company were reviewed and approved. Two of the Directors, Mr Chen Tonghai and Mr Liu Genyuan (the general manager and the deputy general manager of Sinopec Group Company), being connected directors, abstained from the review and the voting.

Sinopec Corp. entered into the Asset Acquisition Agreements with Sinopec Group Company on 29 December 2003. According to the Asset Acquisition Agreements, Sinopec Corp. will use cash from its internal resources to acquire all operating assets and the related liabilities of Tahe Petrochemical (which is wholly-owned by Sinopec Group Company) and all operating assets and the related liabilities of Xi'an Petrochemical (which is wholly-owned by Sinopec Group Company) respectively. According to the Asset Valuation Reports, taking 31 October 2003 as the Valuation Date, the assessed net asset value (excluding land use rights) of Xi'an Petrochemical was RMB156,106,300 (approximately HK$147,270,100), the assessed value of its total assets was RMB845,253,400 (approximately HK$797,408,900), and the assessed value of its total liabilities was RMB689,147,100 (approximately HK$650,138,800). According to the Asset Valuation Reports, taking 31 October 2003 as the Valuation Date, the assessed value of the land of Xi'an Petrochemical was RMB64,656,926 (approximately HK$60,997,100). According to the above valuation results, the consideration for this acquisition is RMB220,763,226 (approximately HK$208,267,200). According to the Asset Valuation Reports, taking 31 October 2003 as the Valuation Date, the assessed net asset value (excluding land use rights) of Tahe Petrochemical was RMB44,337,300 (approximately HK$41,827,600), the assessed value of its total assets was RMB566,592,600 (approximately HK$534,521,300), and the assessed value of its total liabilities was RMB522,255,300 (approximately HK$492,693,700). According to the Asset Valuation Reports, taking 31 October 2003 as the Valuation Date, the assessed value of the land of Tahe Petrochemical is RMB90,820,000 (approximately HK$85,679,300). According to the above valuation results, the consideration for this acquisition is RMB135,157,300 (approximately HK$127,506,900).

The Acquisitions can further raise the oil refining capacity and asphalt production capacity of Sinopec Corp., making a way out for heavy oil of the Tahe Oilfield of Sinopec Corp. and enabling further development of the Tahe Oilfield. It can also regulate competition and reduce the number of connected transactions. After the Acquisitions, Sinopec Corp. can further enhance its crude oil processing capacity through capacity expansion reforms for Tahe Petrochemcial and Xi'an Petrochemical, thus enabling it to lay the foundation in expanding in the northwestern market.

The Directors (including the Independent Directors) consider that the Acquisitions have been conducted on normal commercial terms after arm's length negotiations, the pricing to be fair and reasonable, and accordingly the Acquisitions are in the interests of Sinopec Corp. and its shareholders.

As Sinopec Group Company is the controlling shareholder of Sinopec Corp., Sinopec Group Company is a connected person of Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange. The Acquisitions constitute connected transactions for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange.
-------------------------------------------------------------------------------

1.    DEFINITIONS

In this announcement (including the Special Notice and the Important Notice), unless otherwise indicated in the context, the following expressions have the meanings set out below:

"Acquisitions"                            the acquisitions of the assets of
                                          Xi'an Petrochemical and the assets
                                          of Tahe Petrochemical upon the terms
                                          of the Asset Acquisition Agreements

"Asset Acquisition Agreements"            the two Asset Acquisition Agreements
                                          made between Sinopec Corp. and
                                          Sinopec Group Company on 29 December
                                          2003 in respect of the acquisitions
                                          of the assets of Xi'an Petrochemical
                                          and Tahe Petrochemical

"Asset Valuation Reports"                 the asset valuation reports
                                          Zhongzheng Ping Bao Zi [2003] No.
                                          062-1 and No.062-2 in respect of the
                                          Target Assets issued by Beijing
                                          Zhongzheng Valuation Co., Ltd., a
                                          valuer appointed by Sinopec Group
                                          Company, with the Valuation Date of
                                          31 October 2003; and the land
                                          valuation reports [2003] Zhongdi
                                          Huaxia [Ping] Zi No. 052 and No. 053
                                          in respect of the Acquisitions
                                          issued by Beijing Zhongdi Huaxia
                                          Valuation Consultation Centre Co.,
                                          Ltd., a valuer appointed by Sinopec
                                          Group Company

"associates"                              has the meaning ascribed to it in
                                          the Listing Rules of the Hong Kong
                                          Stock Exchange

"Board"                                   the board of directors of Sinopec
                                          Corp.

"Delivery Date"                           (i) 31 March 2004 or (ii) any other
                                          dates agreed by Sinopec Corp. in
                                          writing with Sinopec Group Company
                                          after all the conditions precedent
                                          set out in the Acquisition
                                          Agreements have been fulfilled or to
                                          the extent permissible by applicable
                                          laws

"Directors"                               the directors of Sinopec Corp.

"HK$" the lawful currency of Hong Kong with a convertible rate of HK$1.00 for approximately RMB1.06; but it does not mean that HK$ can be converted into RMB at this rate, and vice versa

"Hong Kong Stock Exchange"                The Stock Exchange of Hong Kong
                                          Limited

"Independent Directors"                   the independent directors of Sinopec
                                          Corp., namely Mr. Chen Qingtai, Mr.
                                          Ho Tsu Kwok, Charles, Mr. Shi
                                          Wanpeng and Mr. Zhang Youcai

"Independent Shareholders"                the shareholders of Sinopec Corp.
                                          other than Sinopec Group Company and
                                          its associates

"Listing Rules of the Hong Kong Stock     the Rules Governing the Listing of
Exchange"                                 Securities on the Hong Kong Stock
                                          Exchange

"Listing Rules of the Shanghai            the Listing Rules of the Shanghai
Stock Exchange"                           Stock Exchange

"RMB"                                     the lawful currency of the People's
                                          Republic of China

"Shanghai Stock Exchange"                 the Stock Exchange of Shanghai

"Sinopec Corp."                           China Petroleum & Chemical Corporation

"Sinopec Group Company"                   China Petrochemical Group Company,
                                          being the controlling shareholder of
                                          Sinopec Corp.

"Tahe Petrochemical"                      Sinopec National Star Xibei Oil
                                          Office Tahe Oilfield Petrochemical
                                          Factory - a branch of Sinopec Group
                                          Xibei Oil Office, which is in turn a
                                          branch of, and wholly-owned by,
                                          Sinopec Group Company

"Target Assets"                           all operating assets held by Sinopec
                                          Group Company through Tahe
                                          Petrochemical and proposed to be
                                          transferred to Sinopec Corp. (which
                                          include current assets, buildings,
                                          machinery equipment, works under
                                          construction, land use rights, etc.)
                                          and the relevant liabilities (which
                                          include current liabilities and
                                          long-term liabilities, etc.);
                                          together with all operating assets
                                          held by Xi'an Petrochemical and
                                          proposed to be transferred to
                                          Sinopec Corp. (which include current
                                          assets, buildings, machinery
                                          equipment, works under construction,
                                          land use rights, etc.) and the
                                          relevant liabilities (which include
                                          current liabilities and long-term
                                          liabilities, etc.). Specific scope
                                          of the above assets are all assets
                                          and liabilities set out in the Asset
                                          Valuation Reports and the details
                                          contained therein

"Valuation Date"                          31 October 2003

"Xi'an Petrochemical"                     Xi'an Petrochemical Main Factory,
                                          which is wholly-owned by Sinopec
                                          Group Company


2.    SUMMARY OF THE CONNECTED TRANSACTIONS

The 5th meeting of the second session of the Board was held on 29 December 2003 at which the Asset Acquisition Agreements entered into between Sinopec Corp. and Sinopec Group Company were reviewed and approved. Two of the Directors, Mr Chen Tonghai and Mr Liu Genyuan (the general manager and the deputy general manager of Sinopec Group Company), being connected directors, abstained from the review and the voting.

Sinopec Corp. entered into the Asset Acquisition Agreements with Sinopec Group Company on 29 December 2003. According to the Asset Acquisition Agreements, Sinopec Corp. will use cash from its internal resources to acquire all operating assets and the related liabilities of Tahe Petrochemical and all operating assets and the related liabilities of Xi'an Petrochemical respectively.

According to the Asset Valuation Reports, taking 31 October 2003 as the Valuation Date, the assessed net asset value (excluding land use rights) of Xi'an Petrochemical was RMB156,106,300 (approximately HK$147,270,100), the assessed value of its total assets was RMB845,253,400 (approximately HK$797,408,900), and the assessed value of its total liabilities was RMB689,147,100 (approximately HK$650,138,800). According to the Asset Valuation Reports, taking 31 October 2003 as the Valuation Date, the assessed value of the land of Xi'an Petrochemical was RMB64,656,926 (approximately HK$60,997,100). According to the above valuation results, the consideration for this acquisition is RMB220,763,226 (approximately HK$208,267,200).

According to the Asset Valuation Reports, taking 31 October 2003 as the Valuation Date, the assessed net asset value (excluding land use rights) of Tahe Petrochemical was RMB44,337,300 (approximately HK$41,827,600), the assessed value of its total assets was RMB566,592,600 (approximately HK$534,521,300), and the assessed value of its total liabilities was RMB522,255,300 (approximately HK$492,693,700). According to the Asset Valuation Reports, taking 31 October 2003 as the Valuation Date, the assessed value of the land of Tahe Petrochemical was RMB90,820,000 (approximately HK$85,679,300). According to the above valuation results, the consideration for this acquisition is RMB135,157,300 (approximately HK$127,506,900).

As Sinopec Group Company is the controlling shareholder of Sinopec Corp., Sinopec Group Company is a connected person of Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange. The Acquisitions constitute connected transactions for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange.

The Directors (including the Independent Directors) consider that the Acquisitions have been conducted on normal commercial terms after arm's length negotiations, the pricing to be fair and reasonable, and accordingly the Acquisitions are in the interests of Sinopec Corp. and its shareholders. They did not discover anything detrimental to the interests of the Independent Shareholders and Sinopec Corp.

3.    CONNECTED PERSONS

3.1   Sinopec Group Company

      3.1.1 Basic information of Sinopec Group Company

      (1) Name of enterprise:          China Petrochemical Group Company
      (2) Legal address:               A6 Huixindong Street, Chaoyang District,
                                       Beijing, PRC
      (3) Type of enterprise:          State-owned enterprise
      (4) Legal representative:        Mr. Chen Tonghai
      (5) Registered capital:          RMB104.9 billion (approximately HK$98.962
                                       billion)

      3.1.2 History and development of Sinopec Group Company

      Sinopec Group Company is a large-scale petroleum and petrochemical enterprise conglomerate established on the basis of the original China Petrochemical Corporation in July 1998 in accordance with the "Reform Proposal for Organisations under the State Council" and "Reply to Certain Questions relating to the establishment of Sinopec Group Company by the State Council", both approved by the First Meeting of the Ninth Session of the National People's Congress. Sinopec Group Company is a State-owned and authorised investment enterprise. Pursuant to its corporate restructuring in 2000, Sinopec Group Company injected its petroleum and petrochemical business into Sinopec Corp.

      3.1.3       Principal operations of Sinopec Group Company

      Sinopec Group Company is principally engaged in the business of industrial investments and investment management; crude oil and natural gas exploration and development, storage, transportation (including pipelines), sale and comprehensive utilisation; crude oil refinery; wholesale of gasoline, kerosene and diesel; production, sale, storage and transportation of petrochemical and other chemical products; exploration, design, construction and construction installation of petroleum and petrochemical engineering; petroleum and petrochemical equipment repairing and maintenance; mechanical and electrical equipment manufacturing; research, development, application and consultancy relating to technology, information and substitute energy products; import and export of various merchandise and technologies as principal and agent (except for those restricted or prohibited by the state from import and export).

      3.1.4       Basic financial conditions of Sinopec Group Company

      As at 31 December 2002, the net profits and net assets of Sinopec Group Company were RMB3.69 billion (approximately HK$3.48 billion) and RMB189.37 billion (approximately HK$178.65 billion) respectively, based on the audited financial statements prepared in accordance with PRC Accounting Rules and Regulations.

3.2   Principal operations of Sinopec Corp. and its subsidiaries

The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil, producing petroleum products and trading, transporting, distributing and marketing petroleum products, producing, distributing and trading petrochemical products.

3.3   Connected relationships

Sinopec Group Company is the controlling shareholder of Sinopec Corp. holding
47.742561 billion State-owned shares of Sinopec Corp. (representing approximately 55.06% of the issued share capital of Sinopec Corp.). As such, Sinopec Group Company is a connected person of Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange. The Acquisitions constitute connected transactions for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange.

3.4   Amount of the connected transactions

In the Acquisitions, the consideration for the acquisition of the assets of Xi'an Petrochemical between Sinopec Corp. and Sinopec Group Company is RMB220,763,226 (approximately HK$208,267,200), whereas the consideration for the acquisition of the assets of Tahe Petrochemical is RMB135,157,300 (approximately HK$127,506,900). The total consideration is therefore RMB355,920,526 (approximately HK$335,774,100).

4. BASIC CONDITIONS OF THE TARGET ASSETS OF THE CONNECTED TRANSACTIONS

4.1   Assets and liabilities of Tahe Petrochemical

      4.1.1       Assets of Tahe Petrochemical

      Tahe Petrochemical was established on 27 November 2003 and has obtained a Business License bearing registration number 6529231900852. The enterprise was established under the organization of Xibei Oil Office National Star Industrial (Group) Co. and its subsidiary Talemu Petrochemical Co. pursuant to the document Sinopec Group Xibei Oil Office Xi Bei You Fa [2003] No.69 and is directly administered by the Xibei Oil Office.

      Sinopec Corp. proposed to acquire all operating assets (including current assets, buildings, machinery equipment and works under construction, etc.) and assume all liabilities (including current liabilities and long-term liabilities) of Tahe Petrochemical. The above assets mainly consist of the following parts: (1) 5 main production workshops: union workshop, asphalt workshop, 50-tonnes workshop, storage and transportation workshop 1 and storage and transportation workshop 2;
      (2) 3 auxiliary production workshop: power workshop, machine repair workshop and meters and electricity workshop; (3) 3 direct class 2 subsidiary units: sale company, materials supply station and enterprise fire prevention team; (4) the production device which has the capacity to process 700,000 tonnes of crude oil per year; (5) assets under construction: the 1,200,000 tonnes/year delayed coking device and other equipment, the 800,000m3/hour dry air hydrogen device, oil products transportation and associated works; (6) structures such as roads and surrounding walls of the factory area, the exclusive railway line of Lunan Railway and cesspit, etc.; (7) 61 housing structures; (8) a total of 5 parcels of land with a total area of 1,860,112.59m2; (9) current assets such as inventory, accounts receivable and advance payments, etc. in connection with the aforesaid assets; (10) intellectual property rights (including the characters "P. o<172>P" and a registered trademark logo) in connection with the aforesaid assets and businesses. The relevant fixed assets were all purchased after 1995. Productive assets such as structures, housing structures, machinery equipment, other equipment and transportation equipment occupy over 95% of the total assets and the new coefficient is 0.79. In November 2003, the equipment intact rate was 98.54% and the major equipment intact rate was 99.26%. From January to October 2003, the equipment intact rate was 99.09% and the major equipment intact rate was 99.20%, all of which attain or exceed the pro forma rates set by Sinopec Group Company.

      According to the Asset Acquisition Agreements, Sinopec Group Company warrants that it has legal, valid and complete rights to dispose of the assets of Tahe Petrochemical and there are no charges, pledges, liens or other third party rights in the Target Assets.

      4.1.2       Valuation of the assets of Tahe Petrochemical

      Assets of Tahe Petrochemical (excluding land use rights) have been valuated by Beijing Zhongzheng Valuation Co., Ltd., which has the qualification to engage itself in securities business. According to the Asset Valuation Reports, the replacement cost method is primarily used for valuation of the assets of Tahe Petrochemical, and 31 October 2003 is taken as the Valuation Date. Regarding the assets of Tahe Petrochemical, their total book value was RMB563,898,200 (approximately HK$531,979,400), their adjusted book value was RMB563,898,200 (approximately HK$531,979,400), their assessed value was RMB566,592,600 (approximately HK$534,521,300), and the rate of increase was 0.48%; regarding its total liabilities, their total book value was RMB522,255,300 (approximately HK$492,693,700), their adjusted book value was RMB522,255,300 (approximately HK$492,693,700), their assessed value was RMB522,255,300 (approximately HK$492,693,700), and the rate of increase was 0; regarding its net assets, their total book value was RMB41,642,900 (approximately HK$39,285,800), their adjusted book value was RMB41,642,900 (approximately HK$39,285,800), their assessed value was RMB44,337,300 (approximately HK$41,827,600), and the rate of increase was 6.47%.

      The five parcels of land owned by Tahe Petrochemical have been valuated by Beijing Zhongdi Huaxia Valuation Consultation Centre Co., Ltd. According to the land valuation report in respect of the land owned by Tahe Petrochemical, taking 31 October 2003 as the Valuation Date, the assessed value of the five parcels of land of Tahe Petrochemical was RMB90,820,000 (approximately HK$85,679,300).

      4.1.3       Audits of Tahe Petrochemical

      The financial statements of Tahe Petrochemical have been audited by Zhong Ruihua Hengxin Accountancy Firm, which has the qualification to engage itself in securities business, and an audit report Zhong Ruihua Hengxin Zi [2003] No. 11167 has been issued. The audit report confirms that the financial statements attached to the audit report are in accordance with the rules of business accounting promulgated by the State and the regulations set out in the "Regulations of Business Accounting". The financial statements prepared in accordance with the PRC Accounting Rules and Regulations reflected in all material respects fairly the financial conditions of Tahe Petrochemical as at 31 December 2001, 31 December 2002 and 30 October 2003, the business results for the years 2001 and 2002 and the period from January to October in 2003, and the cash flows in the year 2002 and the period from January to October in 2003.

      The audited main financial data of Tahe Petrochemical prepared in accordance with the PRC Accounting Rules and Regulations is as follows:


                                                                                            Unit: RMB

                                               31 October 2003    31 December 2002     31 December 2001
      Total current assets                      333,445,959.42      226,458,265.47        131,246,705.3
      Total assets                              563,898,151.04      422,851,624.28       280,334,711.76
      Total current liabilities                 272,255,255.45      249,729,189.71       209,426,969.50
      Total liabilities                         522,255,255.45      399,729,189.71       279,426,969.50
      Net assets                                 41,642,895.59       23,122,434.57           907,742.27
      Income from principal                     875,649,929.08      547,103,278.58       351,120,067.70
      operations
      Net profit                                 18,520,461.01       22,214,692.31        15,410,894.47

      4.1.4 The current acquisition of the assets and related liabilities of Tahe Petrochemical involves the following bank loans of Tahe Petrochemcial which will be novated to Sinopec Corp. after completion of the Acquisitions:


                                                                                            Loan amount
                                                                                              as at the
      Lender                     Type               Interest rate       Term             Valuation Date
                                                                                          (in RMB10000)

      China Construction Bank    Floating capital   4.575/ooper month    28/3/2002 to               4000
         Kuche branch                                                    27/3/2005
      China Construction Bank    Floating capital   4.575/ooper month    29/3/2002 to               4000
         Kuche branch                                                    28/3/2004
      China Construction Bank    Floating capital   4.575/ooper month    27/4/2002 to               7000
         Kuche branch                                                    26/4/2004
      China Construction Bank    Technology reform  4.32/ooper month     5/9/2003 to                5000
         Kuche branch                                                    4/9/2010
      China Construction Bank    Technology reform  4.32/ooper month     31/10/2003 to              5000
         Kuche branch                                                    4/9/2010
      Total                                                                                        25000

      The written consent of the relevant creditors in respect of the above bank loans and the transfer of the rights and obligations under the loan agreements to Sinopec Corp. has been obtained.

4.2   Assets and liabilities of Xi'an Petrochemical

      4.2.1       Assets being acquired of Xi'an Petrochemical

      It is proposed that in this current acquisition, all operating assets and liabilities of Xi'an Petrochemical shall be acquired.

      Xi'an Petrochemical was first formed in September 1967 and was originally under the Xi'an Administration of Chemical and Drugs, Shanxi. In 2001, Xi'an Petrochemical was merged into Sinopec Group Company.

      Sinopec Corp. proposed to acquire all operating assets of (including current assets, buildings, machinery equipment and projects under construction, etc.) and assume all liabilities (including current liabilities and long-term liabilities) of Xi'an Petrochemical. The aforesaid assets mainly consist of the following parts: (1) 2 factories: asphalt factory and fine chemical factory; 8 production workshops: main workshops for production of asphalt are the asphalt workshop and the union workshop, the subsidiary production workshops are the power workshop, electricity workshop, water supply and drainage workshop and oil products workshop, the fine chemical workshop consists of the sheet materials workshop and the chemical workshop; (2) 5 subsidiaries: sale company, daily life services company, crude oil supply company, materials supply company and the works company; (3) production device which has the capacity to process 1,500,000 tonnes of crude oil per year, waterproof sheet material production line of 10,000,000m2 per year and fine chemical production device of 10,000 tonnes per year; (4) 2 exclusive railway lines; (5) oil tanks with a total volume of 108,000m3;
      (6) clean fuel technology reform works, oil storage facilities reconstruction works and railway reconstruction works which are under construction; (7) a total of 96 building structures; (8) 4 parcels of land with a total area of 281,117.066m2; (9) roads in major structure areas, surrounding walls in factory areas, exclusive railway lines in storage facilities area, water pools, concrete water pools in sewage disposal areas, etc.; (10) current assets such as inventories, accounts receivable and advance payments in connection with the above assets;
      (11) intellectual property rights (including the characters and trademark logos of "0E<172>P" "AEz*s" "(a)/<168>AE(1)F") in connection with the aforesaid assets and business. According to statistical figures, from January to October 2003, its equipment intact rate was 98.66% and its major equipment intact rate was 99.30%, both of which have attained the pro forma rates of Sinopec Group Company.

      According to the Asset Acquisition Agreements, Sinopec Group Company warrants that it has legal, valid and complete rights to dispose of the assets of Xi'an Petrochemical and there are no charges, pledges, liens or other third party rights in the Target Assets.

      4.2.2       Valuation of the assets of Xi'an Petrochemical

      Assets of Xi'an Petrochemical (excluding land use rights) have been valuated by Beijing Zhongzheng Valuation Co., Ltd., which has the qualification to engage itself in securities business. According to the Asset Valuation Reports, the replacement cost method is primarily used for valuation of the assets of Xi'an Petrochemical and the date of 31 October 2003 is taken as the Valuation Date. Regarding the assets of Xi'an Petrochemical, their total book value was RMB859,152,200 (approximately HK$810,520,900), their adjusted book value was RMB833,103,600 (approximately HK$785,946,800), their assessed value was RMB845,253,400 (approximately HK$797,408,900), and the rate of increase was 1.46%; regarding its total liabilities, their total book value was RMB689,147,100 (approximately HK$650,138,800), their adjusted book value was RMB689,147,100 (approximately HK$650,138,800), their assessed value was RMB689,147,100 (approximately HK$650,138,800), and the rate of increase was 0; regarding its net assets, their total book value was RMB170,005,100 (approximately HK$160,382,200), their adjusted book value was RMB143,956,500 (approximately HK$135,808,000), their assessed value was RMB156,106,300 (approximately HK$147,270,100), and the rate of increase was 8.44%.

      The four parcels of land owned by Xi'an Petrochemical have been valuated by Beijing Zhongdi Huaxia Valuation Consultation Centre Co., Ltd. According to the land valuation report in respect of the land owned by Xi'an Petrochemical, taking 31 October 2003 as the Valuation Date, the assessed value of the four parcels of land of Xi'an Petrochemical was RMB64,656,926 (approximately HK$60,997,100).

      4.2.3       Audits of Xi'an Petrochemical

      The financial statements of Xi'an Petrochemical have been audited by Zhong Ruihua Hengxin Accountancy Firm, which has the qualification to engage itself in securities business, and an audit report Zhong Ruihua Hengxin Shen Zi [2003] No. 11166 has been issued. The audit report confirms that the financial statements attached to the audit report are in accordance with the rules of business accounting promulgated by the State and the regulations set out in the "Regulations of Business Accounting". The financial statements prepared in accordance with the PRC Accounting Rules and Regulations reflected in all material respects fairly the financial conditions of Xi'an Petrochemical as at 31 December 2001, 31 December 2002 and 30 October 2003, the business results for the years 2001 and 2002 and the period from January to October in 2003, and the cash flows in the year 2002 and the period from January to October in 2003.

      The audited main financial data of Xi'an Petrochemical prepared in accordance with the PRC Accounting Rules and Regulations is as follows:-


                                                                                            Unit: RMB

                                               31 October      31 December 2002        31 December 2001
                                                     2003
      Total current assets                 348,616,224.49        207,365,511.24          236,966,071.51
      Total assets                          859,152,209.9        574,324,947.89          530,921,941.83
      Total current liabilities            528,877,066.59        427,122,346.44          390,352,736.14
      Total liabilities                    689,147,066.59        507,392,346.44          492,132,736.14
      Net assets                           170,005,143.31         66,932,601.45           38,789,205.69
      Income from principal              1,706,128,396.71      1,282,527,734.94        1,006,702,927.94
      operations
      Net profits                           33,072,541.87         21,450,395.76            2,352,353.38

      4.2.4 The current acquisition of the assets and related liabilities of Xi'an Petrochemical involves the following bank loans of Xi'an Petrochemcial which will be novated to Sinopec Corp. after completion of the Acquisitions:


                                                                                         Loan amount as
                                                                                                 at the
                  No.   Lender         Purpose of loan    Interest rate  Term            Valuation Date
                                                                                          (in RMB10000)

                  1     China          35 tonnes high     5.025/ooper    26/9/2000 to              7,928
                        Construction   class road         month          25/9/2005
                        Bank Xi'an     asphalt
                        Weiyang Road   technology
                        branch         reform work
                  2     Zhongxin       Clean fuel oil     5.02/ooper     4/2003 to                 8,000
                        Industrial     project            month          12/2008
                        Bank Xi'an
                        branch
                  3     China          Floating capital   4.779% per     20/5/2003 to             2,000
                        Construction                      annum          20/5/2004
                        Bank Xi'an
                        Weiyang Road
                        branch
                  4     Citic          Flaoting capital   4.779% per     21/2/2003 to             2,000
                        Industrial                        annum          20/2/2004
                        Bank Xi'an
                        branch
                  5     China          Purchase of        3.9825/ooper   18/7/2003 to             4,000
                        Petrochemical  crude oil          month          18/7/2004
                        Finance Ltd.
                  6     China          Floating capital   4.779% per     3/9/2003 to              2,000
                        Everbright                        annum          2/9/2003
                        Bank Xi'an
                        Nandajie
                        branch
                  7     China          Floating capital   3.9805/ooper   9/10/2003 to             1,000
                        Petrochemical                     month          9/10/2004
                        Finance Ltd.
                        Lanzhou Office
                        Total                                                                    26,928

                  The written consent of the relevant creditors in respect of the above bank loans and the transfer of the rights and obligations under the loan agreements to
                  Sinopec. Corp. has been obtained.

5. MAJOR TERMS AND PRICING POLICY OF THE CONNECTED TRANSACTIONS

5.1   Pricing and payment

      5.1.1 The consideration for the acquisition of the assets of Tahe Petrochemical was determined by negotiations between the parties to the transaction based on the valuation of the assets (the Valuation Date being 31 October 2003). According to the Asset Valuation Reports, the net asset value of the Target Assets of Tahe Petrochemical was RMB135,157,300 (approximately HK$127,506,900). According to the Asset Acquisition Agreements, the consideration for the Target Assets was RMB135,157,300 (approximately HK$127,506,900).

                  According to the Asset Acquisition Agreements, Sinopec Corp. will pay the consideration for the assets of Tahe Petrochemical to Sinopec Group Company in cash. Sinopec Corp. agreed to pay 50% of the consideration price (a total of RMB67,578,650, approximately HK$63,753,400) to Sinopec Group Company or its appointed person within three days of the Delivery Date; Sinopec Corp. agreed to pay the remaining consideration price (i.e. RMB67,578,650, approximately HK$63,753,400) to Sinopec Group Company or its appointed person within six months of the Delivery Date.

       5.1.2 The consideration for the assets of Xi'an Petrochemical was determined by negotiations between the parties to the transaction based on the assessed value of the assets (the Valuation Date being 31 October 2003). According to the Asset Valuation Reports, the net asset value of the Target Assets of Xi'an Petrochemical was RMB220,763,226 (approximately HK$208,267,200). According to the Asset Acquisition Agreements, the consideration for the Target Assets was RMB220,763,226 (approximately HK$208,267,200).

                  According to the Asset Acquisition Agreements, Sinopec Corp. will pay the consideration for the assets of Xi'an Petrochemical to Xi'an Petrochemical or its appointed person in cash. Sinopec Corp. agreed to pay 50% of the consideration price (a total of RMB110,381,613, approximately HK$104,133,600) to Xi'an Petrochemical or its appointed person within three days of the Delivery Date; Sinopec Corp. agreed to pay the remaining consideration price (i.e. RMB110,381,613, approximately HK$104,133,600) to
                  Xi'an Petrochemical or its appointed person within six months of the Delivery Date.

5.2   Conditions precedent of the Acquisitions

According to the Asset Acquisition Agreements made between Sinopec Corp. and Sinopec Group Company, the conditions precedent for the Asset Acquisition Agreements are:

(1) Sinopec Group Company has completed its internal approval procedures in relation to the arrangements and related matters for the Acquisitions in accordance with the requirements of its articles of association and the relevant laws;

(2) the Board has approved the arrangements and related matters in respect of the Acquisitions, including the Asset Acquisition Agreements and related agreements and warranties, and the Independent Directors have approved the Asset Acquisition Agreements and the transactions thereunder.

If the above conditions precedent have not been satisfied, due to neither parties' fault, on 31 March 2004 or such later date as agreed between the parties to the Asset Acquisition Agreements, either party has the right to terminate the agreements by written notification and without compensation to the other party.

The Acquisitions are not inter-conditional.

5.3   Delivery of assets

Under the terms of the Asset Acquisition Agreements, the Delivery Date is 31 March 2004 or such other date as agreed in writing by the parties to the Asset Acquisition Agreements. The conditions precedent for delivery of the Target Assets are:

(1) the Asset Valuation Reports have been delivered to Sinopec Group Company for their records;

(2) the parties to the Acquisitions have carried out and adhered to those obligations required under the Asset Acquisition Agreements to be carried out and adhered to on or before the Delivery Date;

(3) Sinopec Group Company has obtained the written consent of the relevant creditors in respect of the transfer of the rights and obligations under the loan agreements concerning the Target Assets to Sinopec Corp.

5.4   Profits and losses during the transactions

During the period between the Valuation Date and 31 December 2003, any profits and losses incurred in connection with the Target Assets shall belong to and be borne by the transferor, while any profits and losses warranted in connection with the Target Assets after 1 January 2004 shall belong to and be borne by the transferee.

5.5   Termination of the Asset Acquisition Agreements

Under the Asset Acquisition Agreements, the agreements may be terminated in case of the following events:

(1) By written consent of both parties;

(2) By either party to the agreements:

      (a) If any governmental organ makes any orders or judgments or takes any other actions (both parties shall make reasonable efforts to remove these orders, judgments or actions) to restrict, prevent or otherwise prohibit the Acquisitions permanently and such orders, judgments or actions are conclusive and are not subject to opposition; or

      (b) Handover of assets has not taken place on 31 March 2004 or such other date as agreed by both parties.

(3) By Sinopec Corp.:

      (a) If the transferor is in breach of its representations, warranties, undertakings or other agreements under the Asset Acquisition Agreements on any aspect and the breach is not rectified within 30 days of issuance of a written notice by Sinopec Corp. to it; or

      (b) If the transferor is in breach of its representations, warranties, undertakings or other agreements under the Asset Acquisition Agreements on any material aspect, thereby causing the Acquisitions or their purposes to fail.

(4) By the transferor:

      (a) If Sinopec Corp. is in breach of its representations, warranties, undertakings or other agreements under the Asset Acquisition Agreements on any aspect and the breach is not rectified within 30 days of issuance of a written notice by the transferor to Sinopec Corp.; or

      (b) If Sinopec Corp. is in breach of its representations, warranties, undertakings or other agreements under the Asset Acquisition Agreements on any material aspect, thereby causing the Acquisitions or their purposes to fail.

6. EFFECT OF THE CONNECTED TRANSACTIONS ON SINOPEC CORP.

The Acquisitions will have the following effects on Sinopec Corp.:

6.1 After completion of the Acquisitions, Tahe Petrochemical and Xi'an Petrochemical will become Sinopec Corp.'s only two oil refineries in the northwestern region, providing steady supply of product oil for the sale network of product oil in the northwestern region.

6.2 Favourable conditions for speeding up the development of Tahe oilfield will be created. Capacity expansion reforms for Tahe Petrochemical and Xi'an Petrochemical will be carried out after the Acquisitions. The crude oil processing capacity of the two factories after the reforms will exceed 3,500,000 tonnes, and can basically utilize the crude oil produced by the Tahe oilfield in the present stage.

6.3 Sinopec Corp.'s advantage on asphalt products will be expanded. In 2002, Sinopec Corp. produced 2,190,000 tonnes of asphalt per year, representing over 50% of state production of asphalt. Tahe Petrochemical and Xi'an Petrochemical produced approximately 600,000 tonnes of asphalt in 2003. After the Acquisitions, Sinopec Corp.'s total production of asphalt will reach approximately 3,000,000 tonnes per year, making its advantage in the market more apparent.

6.4 The acquisitions of Tahe Petrochemical and Xi'an Petrochemical confirm the market positions of the two factories, systemize internal management, avoid competition with Sinopec Corp., and reduce the number of connected transactions, thus enhancing Sinopec Corp.'s core business.

7.    OPINION OF THE INDEPENDENT DIRECTORS

The Independent Directors of Sinopec Corp. Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai expressed their views on the connected transactions after reviewing the opinions of the independent financial adviser. They approved the Acquisitions on the basis that they consider that the Acquisitions (including the pricing of the Acquisitions and the terms of the Asset Acquisition Agreements) have been conducted on normal commercial terms after arm's length negotiations, the pricing to be fair and reasonable, and accordingly the Acquisitions are in the interests of Sinopec Corp. and its shareholders. They did not discover anything detrimental to the interests of the Independent Shareholders and Sinopec Corp.

8.    OPINION OF THE INDEPENDENT FINANCIAL ADVISER

The local independent financial adviser Nanfang Securities Ltd. for the Acquisitions is of the view that the Acquisitions are conducted strictly in accordance with the relevant State laws, regulations and regulatory documents and the Articles of Association of Sinopec Corp. The Acquisitions are based on the valuation amount assessed by valuation organs (which possess the qualification to do securities business) and reported to the relevant departments for reference. In addition, the overall market operation environment, profitability and development potential of the Target Assets have been considered. The consideration of these connected transactions has been determined by adopting the valuation method that is commonly used internationally, and is fair and reasonable. Hence, the Acquisitions will not damage the legitimate interests of the minority shareholders and Independent Shareholders of Sinopec Corp. After the completion of the Acquisitions, the competition and number of connected transactions between Sinopec Corp. and Sinopec Group Company and its subsidiary enterprises can be reduced, and Sinopec Corp. can increase its control and competitiveness in the markets in the northwestern region. All these are favourable to the continuous, steady and healthy development of Sinopec Corp. and are consistent with the interests of all shareholders of Sinopec Corp.

9.    LIST OF DOCUMENTS FOR INSPECTION
The following documents will be available for inspection during normal working hours at the legal address of Sinopec Corp. from the date of this announcement:

(1) the Asset Acquisition Agreement signed between Sinopec Corp. and Sinopec Group Company in respect of the assets of Xi'an Petrochemical;

(2) the Asset Acquisition Agreement signed between Sinopec Corp. and Sinopec Group Company in respect of the assets of Tahe Petrochemical;

(3)   the resolution passed by the Board on 29 December 2003;

(4)   the opinion of the Independent Directors;

(5) Zhongzheng Ping Bao Zi [2003] No.062-1 and No.062-2 issued by Beijing Zhongzheng Valuation Co., Ltd.;

(6) Zhongdi Huaxia [Ping] Zi No.052 and No.053 issued by Beijing Zhongdi Huaxia Valuation Consultation Centre Co., Ltd.;

(7) the financial statements prepared in accordance with the PRC Accounting Rules and Regulations by Tahe Petrochemical and the audit report Zhong Ruihua Hengxin Shen Zi [2003] No.11167 issued by Zhong Ruihua Hengxin Accountancy Firm;

(8) the financial statements prepared in accordance with the PRC Accounting Rules and Regulations by Xi'an Petrochemical and the audit report Zhong Ruihua Hengxin Shen Zi [2003] No.11166 issued by Zhong Ruihua Hengxin Accountancy Firm; and

(9)   Report of the independent financial adviser issued by Nanfang Securities
      Ltd.

                                                         By Order of the Board
                                                                       Chen Ge
                                           Secretary to the Board of Directors
                                                Beijing, PRC, 29 December 2003